UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13-d2(a)

(Amendment No. _)*

CIRCUIT CITY STORES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

172737108
(CUSIP Number)

JOSE ABRAHAM GARFIAS TV AZTECA, S.A. DE C.V. PERIFERICO SUR NO 4121 COL FUENTES DEL PEDREGAL MEXICO D.F. 14141 (5255) 1720-1313
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

NOVEMBER 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172737108	Page 2 of 6

SCHEDULE 13D

1		NAME OF REPORTING PERSON Ricardo Benjamín Salinas Pliego
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,182,688
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 47,182,688
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,182,688
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 172737108	Page 3 of 6

SCHEDULE 13D

ITEM 1	Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.50 per share (the "Common Stock"), of Circuit City Stores, Inc., a Virginia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9950 Mayland Drive, Richmond, Virginia 23233.

ITEM 2	Identity and background.

(a), (b), (c) and (f).

Mr. Ricardo Benjamín Salinas Pliego (the “Reporting Person”) is a Mexican citizen. The principal occupation of the Reporting Person is serving as the chairman and president of various companies in Mexico, including serving as the President and Chairman of the Board of Directors of Azteca Holdings, S.A. de C.V. and Chairman of the Board of Directors of TV Azteca, S.A. DE C.V. (“TV Azteca”). The Reporting Person carries out his occupation chiefly at the executive offices of "Grupo Salinas" at Periferico Sur #4121, Fuentes del Pedregal, C.P. 14141, Mexico City, Mexico.  Grupo Salinas was created by the Reporting Person and operates as a management development and decision forum for TV Azteca, Azteca America, Grupo Elektra, S.A. de C.V., Banco Azteca, S.A., Institución de Banca Múltiple, Afore Azteca, S.A. de C.V., Seguros Azteca, S.A. de C.V. and Grupo Iusacell, S.A.B. de C.V.. Each of the Grupo Salinas companies operates independently, with its own management, board of directors and shareholders.  Grupo Salinas has no equity holdings.

(d). During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e). On January 4, 2005 the United States Securities and Exchange Commission (the "SEC") filed a complaint (the “Complaint”) against the Reporting Person, among others, in the case captioned SEC v. TV Azteca, S.A. de C.V. et al., United States District Court for the District of Columbia, No. 1:05CV00004.  On September 15, 2006, the Reporting Person, without admitting or denying the allegations of the Complaint (except as to jurisdiction which the Reporting Person agreed not to contest), agreed to settle by consenting to the entry of a final judgment (the “Final Judgment”). The Final Judgment: (1) permanently restrains and enjoins the Reporting Person from violating (i) Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 thereunder, (ii) Section 13(b)(5) of the Exchange Act, (iii) Rules 13a-14 and 13b2-2 promulgated under the Exchange Act, (iv) Section 13(d) of the Exchange Act and Rules 13d-1 and 13d-2 thereunder, (2) permanently restrains and enjoins the Reporting Person from aiding and abetting violations of Sections 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-16 thereunder and (3) ordered the Reporting Person to make a payment of (i) $7,500,000 pursuant to Section 21(d)(3) of the Exchange Act and (ii) $1 to serve as a predicate for the establishment of a “Fair Fund” pursuant to Section 308(a) of the Sarbanes-Oxley Act of 2002. In addition, the Reporting Person agreed that for a period of 5 years following the entry of the Final Judgment, he will not serve as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act.

CUSIP No. 172737108	Page 4 of 6

SCHEDULE 13D

ITEM 3	Source and Amount of Funds or Other Consideration.

An aggregate of 47,182,688 shares of Common Stock (the “Shares”) were purchased by the Reporting Person for an aggregate purchase price of $41,422,473.00. The Shares were purchased using cash on hand.

ITEM 4	Purpose of Transaction.

The Reporting Person acquired the Shares with a view towards possibly seeking influence over the management, business and operations of the Issuer, including its activities following its voluntary petition for reorganization relief under chapter 11 of the United States Bankruptcy Code, filed on November 10, 2008 (the “Chapter 11 Case”). However, no decision in this regard has yet been made. The Reporting Person reserves the right to be in contact with members of the Issuer's management, members of the Issuer’s board of directors (the “Board”), shareholders, advisors and other relevant parties regarding any alternatives that the Issuer could employ in the Chapter 11 Case or otherwise to maximize the Issuer’s value.  A representative of Grupo Salinas executed a non-disclosure agreement with the Issuer with respect to information to be received regarding the Issuer. The Reporting Person may take positions with respect to potential changes in the operations, management, Board composition, ownership, capital structure, strategy and future plans of the Issuer and may otherwise seek to influence management of the Issuer. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including a possible change in control of the Issuer. In addition, the Reporting Person may consider participating in transactions that are part of the Chapter 11 case, including as part of Issuer’s reorganization efforts and/or sales of significant assets.

Except as described in this Schedule 13D, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be reported herein. However, the Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, the Reporting Person reserves the right to change his intentions and develop plans or proposals at any time, as he deems appropriate. Subject to the standstill provision described under Item 6 below, the Reporting Person may take steps to acquire additional shares from time to time in privately negotiated transactions, block transactions, tender offers or otherwise. The Reporting Person may also from time to time dispose of all or a portion of the securities of the Issuer, including the Shares, that the Reporting Person now owns or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities.

ITEM 5	Interest in Securities of the Issuer.

Based upon information contained in the Issuer’s quarterly report on Form 10-Q for the quarter ended August 31, 2008, the ownership percentages contained herein assume that there are 168,125,359 shares of Common Stock outstanding, the number as of August 31, 2008.

CUSIP No. 172737108	Page 5 of 6

SCHEDULE 13D

(a) and (b).

The Reporting Person beneficially owns an aggregate of 47,182,688 shares of Common Stock, which represents 28.1% of the total number of shares of Common Stock outstanding. The Reporting Person exercises sole voting and dispositive power with respect to the Shares.

(c). Except as set forth above, the Reporting Person has not effected any transaction in Common Stock during the preceding 60 days.

(d). Not applicable.

(e). Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

A representative of Grupo Salinas executed a non-disclosure agreement, dated November 18, 2008, with the Issuer. The non-disclosure agreement contains customary confidentiality restrictions regarding information provided to Grupo Salinas and its affiliates by the Issuer. The non-disclosure agreement contained the following provisions with respect to the securities of the issuer:

"You hereby acknowledge that the Evaluation Material is being furnished to you in consideration of your agreement that for a period of time beginning on the date of this Agreement and ending on the Termination Date (as defined below), you or any of your Representatives shall not (and you and your Representatives shall not assist, provide or arrange financing to or for others or encourage others to), directly or indirectly, acting alone or in concert with others, except as contemplated by the Transaction and unless specifically agreed to by Circuit City:

i.

acquire or agree, offer, seek or propose to acquire (or request permission to do so), ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the Exchange Act) of any of the assets or businesses of Circuit City or any securities, bank debt, bond debt or trade debt issued by Circuit City, or any rights or options to acquire such ownership (including from a third party);

ii.	seek to influence or control the management or the policies of Circuit City;
iii.	form, join or in any way participate in a “group” (as defined under the Exchange Act) regarding any types of matters set forth above; or
iv.	make any public announcement with respect to any of the foregoing (unless such announcement is required by law).”

“...The “Termination Date” is the later of (i) three years following the date hereof or (ii) the date that is one year following the date on which either party notifies the other party in writing that it is no longer considering a Transaction."

ITEM 7.	Material to be Filed as Exhibits.
Exhibit 10.1 – Standstill provision included in Non-Disclosure Agreement, dated November 18, 2008, between the Issuer and Grupo Salinas. Exhibit 24.1 – Power of Attorney

CUSIP No. 172737108	Page 6 of 7

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 19, 2008

RICARDO BENJAMÍN SALINAS PLIEGO
By:	/s/ Jose Abraham Garfias
Name: Jose Abraham Garfias Title: Attorney-In-Fact